QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
September 3, 2003	American Stock Exchange: WHT

WHEATON TO ACQUIRE GOLD DEVELOPMENT PROJECTS IN
MEXICO INCREASING PRODUCTION TO 700,000 OUNCES

Vancouver, British Columbia: September 3, 2003 — Wheaton River Minerals Ltd. ("Wheaton River") is pleased to announce that it has entered into agreements with Teck Cominco Limited ("Teck Cominco") and Miranda Mining Corporation ("Miranda") to acquire a 100% interest in the Los Filos Gold Deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón Gold Deposits, both located in Guerrero State, Mexico, for US$87 million in cash.

Ian Telfer, Chairman & CEO said, "Wheaton River is very excited about the growth potential of the projects and our ability to utilize the existing Luismin infrastructure we have in Mexico. Los Filos and El Limón will be another step forward in the growth of Wheaton River as a dynamic global gold producer. We are confident we can bring Los Filos into production by 2006, which should increase our projected annual production to over 700,000 ounces at cash costs of less than US$140 per ounce. Wheaton currently produces over 500,000 gold equivalent ounces at a cash cost of approximately US$100 per ounce and has over 4 million ounces of in proven and probable reserves. This acquisition will add significantly to both production and reserves going forward."

Conference Call Details

There will be a conference call to discuss this acquisition on Thursday, September 4th at 11:00 a.m. Toronto time. You may participate in the call by dialing 1-877-323-2093, or for those outside of Canada and the United States, by dialing (416) 695-9707.

Los Filos Gold Deposit

Wheaton River is acquiring a 100% interest in the open pittable heap leach Los Filos Gold Deposit. Teck Cominco has explored Los Filos with over 400 drillholes totaling 90,000 metres of drilling and using a cutoff of 0.5 grams of gold per tonne ("g Au/t"), estimated a measured and indicated resource of 38.4 million tonnes grading 1.44 g Au/t (1.77 million ounces) and inferred resources of 11.0 million tonnes grading 1.35 g Au/t. Column testwork to date on Los Filos samples has indicated heap leach recoveries in excess of 70%, and Wheaton River will be investigating the potential benefits of fine-grinding a higher grade portion of the ore feed.

On several satellite zones within one kilometre of Los Filos, early stage exploration indicates potential to expand the resource base.

Wheaton River plans to complete a feasibility study on the Los Filos deposit during 2004, and commence construction immediately thereafter. Capital costs are expected to be in the order of US$80 million, which Wheaton intends to fund through a combination of project debt and internally generated cash. This mine will start production in late 2005.

El Limón Gold Deposits

Wheaton River is also acquiring a 21.2% interest in the El Limón Gold Deposits, (of which 14% is a carried interest) with Teck Cominco owning the remaining 78.8%. The El Limón Gold Deposits are a series of skarn related deposits located 15 kilometres north of Los Filos. In September 2002, Teck Cominco completed a resource estimate based on 35 reverse circulation drill holes and 25 diamond drill holes totalling approximately 10,000 metres of drilling. Using a cut off grade of 0.8 g Au/t, inferred resources totalled 15.9 million tonnes grading 3.35 g Au/t.

Subsequent drilling by Teck Cominco has focused on expanding the resources of the El Limón Gold Deposits, and several new zones have been identified. Teck Cominco has only recently completed the latest drilling campaign, and is currently updating the resource estimate for El Limón. The updated resource estimate is expected by the end of September 2003. Wheaton River is excited to partner with Teck Cominco in advancing the El Limón deposits towards production.

Nukay Mine

Wheaton River is also acquiring the Nukay Mine situated in Guerrero State, Mexico, which has been in operation for almost 20 years. The Nukay operation has produced approximately 90,000 ounces of gold over the last five years at an average cash cost of US$164 per ounce. Wheaton River intends to conduct a thorough review of mining operations upon completion of the acquisition.

Summary of the Acquisition

The Los Filos Gold Deposit is owned by Minera Nuteck S.A. de C.V. ("Nuteck") which is owned 70% by Teck Cominco and 30% by Miranda. Miranda is also the indirect owner of 21.2% of Minera Media Luna S.A. de C.V. ("MML") which owns 100% of the El Limón Gold Deposit. The remaining 78.8% of MML is indirectly owned by Teck Cominco. Miranda is also the indirect owner of a small producing gold mine known as the Nukay Mine.

Wheaton River has entered into a letter agreement with Teck Cominco pursuant to which Wheaton River will acquire all of the shares of Nuteck indirectly held by Teck Cominco for US$48.4 million payable in cash. The purchase of the Nuteck shares by Wheaton River is subject to a number of conditions, including entering into a definitive agreement of purchase and sale and Wheaton River completing the acquisition of Miranda as detailed below.

Wheaton River has also entered into an agreement with Miranda pursuant to which Wheaton River has agreed to make an all cash take-over bid to acquire all of Miranda's common shares for a total cash consideration of US$38.6 million.

Shareholders of Miranda, including Enrique R. Miranda-Paz, Miranda's, Chairman, President and Chief Executive Officer, owning or controlling 61.5% of the outstanding Miranda shares, have entered into Lock-Up and Support Agreements with Wheaton River pursuant to which they have irrevocably committed to tendering their Miranda shares to Wheaton River's offer and to otherwise support the transaction.

The board of directors of Miranda has unanimously recommended that Miranda shareholders accept Wheaton River's offer. Wheaton River's offer will be made by way of an all cash take-over bid to be governed by applicable securities laws. The take-over bid will be subject to customary terms and conditions, including the condition that at least 90% of the Miranda shares are tendered to the bid. The bid will also be subject to Wheaton River completing the acquisition of Teck Cominco's 70% interest in Nuteck.

Closing of the acquisition of the Nuteck shares from Teck Cominco and completion of the take-over bid for the Miranda shares will likely occur within the next 60 days. Completion of the transactions is also subject to, among other things, receipt of all requisite regulatory approvals and third party consents by Wheaton River.

Mineral Reserves and Resources

The following table sets forth the Mineral Reserves for the Nukay Mine as at December 31, 2001:

Proved and Probable Mineral Reserves(1)(2)

Category	Tonnes (million)	Gold Grade (g Au/t)	Contained Gold (oz)
Proven	0.9	4.46	135,000
Probable	1.1	3.92	139,000
Total	2.0	4.2	274,000

(1)
The Mineral Reserve estimate for the Nukay Mine set out in the table above have been prepared by David R. Budinski, P. Geo. of Orcan Mineral Consultants. The Mineral Reserves are classified as Proved and Probable, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2002 ("CIM Standards").

(2)
The Mineral Reserves were estimated using a open pit cut-off grade of 1.0 g Au/t, an underground cut-off grade of 2.5 g Au/t, and a gold price of US$275/oz.

The following table sets forth the estimated Mineral Resources for the Los Filos Gold Deposit, the El Limón Gold Deposits and the Nukay Mine as at August 2002 in the case of the Los Filos Gold Deposit and the El Limón Gold Deposits and December 31, 2001 in the case of the Nukay Mine:

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)(5)

Category	Tonnes (millions)	Gold Grade (g Au/t)	Contained Gold (millions oz)
Los Filos — Indicated	38.4	1.44	1.77
Los Filos — Inferred	11.0	1.35	n/a
El Limón — Inferred	15.8	3.35	n/a
Nukay — Measured + Indicated	1.9	5.04	0.31
Nukay — Inferred	3.2	3.37	n/a

(1)
The Mineral Resource estimate for the El Limón Gold Deposits have been prepared under the general supervision of William P. Armstrong, P. Eng., an employee of Teck Cominco. The Mineral Resource estimate for the Nukay Mine set out in the table above have been prepared by David R. Budinski, P. Geo. of Orcan Mineral Consultants. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on CIM Standards.

(2)
The Mineral Resources were estimated using a cut-off grade of 0.5 g Au/t for the Los Filos Gold Deposit, 0.8 g Au/t for the El Limón Gold Deposits and 1.0 g Au/t for the Nukay Mine.

(3)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(4)
Teck Cominco has reported Mineral Resources for the Los Filos Gold Deposit as at December 31, 2002 of: (i) 5.2 million tonnes of Measured Mineral Resources with a grade of 2.24 g Au/t; (ii) 16.9 tonnes of Indicated Mineral Resources with a grade of 1.96 g Au/t; and (iii) 5.9 million tonnes of Inferred Mineral Resources with a grade of 2.00 g Au/t. Teck Cominco's estimate was based on a cut-off grade of 0.8 g Au/t consistent with the use of a mill processing facility. The Mineral Resources set out in the table above were estimated using a cut-off grade of 0.5 g Au/t based on ore being processed at a heap leach facility.

(5)
Teck Cominco has reported Mineral Resources for the El Limón Gold Deposits as at December 31, 2002 of 13.4 million tonnes of Inferred Mineral Resources with a grade of 3.53 g Au/t based on Mineral Resources within an open pit shell outlined by a preliminary scoping study on the El Limón Gold Deposits. The Mineral Resources set out in the table above are in situ resources.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This material change report uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Drill Results

Select drill results by Teck Cominco on certain satellite targets around the Los Filos Gold Deposit are summarized as follows:

Select Drillhole Intercepts, Los Filos Satellite Deposits(1)

Zone	Drillhole	From (m)	To (m)	Interval (m)	Grade (g Au/t)
Zona 70 (Mag Ridge)	TND-01	33.8	58.2	24.4	3.0
Zona 70 (Mag Ridge)	TNP-70	33.5	230.1	196.6	1.6
Zona 70 (Mag Ridge)	TNP-71	77.7	111.3	33.5	2.0
Zona 70 (Mag Ridge)	TNP-81	35.1	103.6	68.6	3.0
Zona 70 (Mag Ridge)	TNP-87	27.4	91.4	64.0	1.8
Zona 70 (Mag Ridge)	TNP-97	198.1	221.0	22.9	3.1
Zona 70 (Mag Ridge)	TNP-485	118.9	141.7	22.9	5.3
Zona 70 (Mag Ridge)	TNP-496	202.7	217.9	15.2	3.1
Creston Rojo	TND-14	59.6	106.5	46.9	1.7
Creston Rojo	TNP-100	59.4	118.9	59.4	2.7
Creston Rojo	TNP-226	109.7	121.9	12.2	2.2
Creston Rojo	TNP-234	86.9	131.1	44.2	1.3
Creston Rojo	TNP-285	105.2	131.1	25.9	1.8
Creston Rojo	TNP-288	70.1	82.3	12.2	2.8
Deep Creston Rojo	TNP-103	219.5	251.5	32.0	4.9
Deep Creston Rojo	TNP-114	234.7	266.7	32.0	17.1
Deep Creston Rojo	TNP-234	228.6	265.2	36.6	10.1
Deep Creston Rojo	TNP-426	211.8	219.5	7.6	7.0
El Grande	TNP-272	88.4	96.0	7.6	3.1
El Grande	TNP-279	3.1	50.3	47.2	1.3
El Grande	TNP-305	4.6	49.0	24.4	4.9

(1)
This drilling was completed under the supervision of Teck Cominco staff during the mid 1990's.

A selection of the recent drill results for the El Limón Gold Deposits, all post dating the last resource estimate, is summarized as follows:

Select Drillhole Intercepts since Resource Estimate, El Limón(1)

Zone	Drillhole	From (m)	To (m)	Interval (m)	Grade (g Au/t)
El Limón	DLIM-109	64.4	65.6	1.2	220.5
El Limón	DLIM-109	190.4	193.4	3.0	4.7
El Limón	DLIM-109	228.3	231.0	2.7	4.5
El Limón NW	DLIM-61	0.0	23.0	23.0	5.0
El Limón NW	DLIM-61	52.0	55.2	3.2	5.0
El Limón NW	DLIM-63	7.0	12.0	5.0	19.3
El Limón NW	DLIM-64	0.0	3.9	3.9	8.1
El Limón NW	DLIM-68	0.0	12.9	12.9	23.8
including		2.6	3.9	1.3	181.4

El Limón NW	DLIM-70	0.0	12.7	12.7	1.9
La Amarilla	DLIM-73	23.0	24.5	1.5	3.5
La Amarilla	DLIM-75	130.7	134.4	3.7	2.1
La Amarilla	DLIM-84	142.8	145.0	2.2	7.5
Los Guajes	DLIM-62	98.5	105.2	6.7	4.3
Los Guajes	DLIM-76	9.4	14.0	4.6	6.0
Los Guajes	DLIM-76	49.9	102.1	52.2	7.2
including		73.3	82.4	9.1	24.9
Los Guajes	DLIM-93	23.2	28.0	4.8	5.8
Los Guajes	DLIM-101	54.5	61.1	6.6	4.6
Los Guajes	DLIM-102	44.7	48.0	3.3	32.3
Los Guajes	DLIM-105	3.0	12.0	9.0	40.2
Los Guajes	DLIM-105	38.8	46.4	7.6	9.8
Los Guajes W	DLIM-95	132.6	138.7	6.1	22.3
Los Guajes W	DLIM-96	103.7	111.9	8.2	6.2
Los Guajes W	DLIM-96	136.1	154.3	18.2	10.9
Los Guajes W	DLIM-99	65.0	72.5	7.5	3.2
Los Guajes W	DLIM-99	104.0	113.1	9.1	8.4
Los Guajes W	DLIM-110	90.5	124.0	33.5	2.8
Los Guajes W	DLIM-111	111.0	117.5*	6.5	5.2

(1)
Mr. Scott Monroe, an employee of Teck Cominco, has supervised the El Limón drilling program.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.

QuickLinks

WHEATON TO ACQUIRE GOLD DEVELOPMENT PROJECTS IN MEXICO INCREASING PRODUCTION TO 700,000 OUNCES